Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Amcor Flexibles North America, Inc. for the offering to exchange 4.800% Guaranteed Senior Notes due 2028, 5.100% Guaranteed Senior Notes due 2030 and 5.500% Guaranteed Senior Notes due 2035 and to the incorporation by reference therein of our report dated November 26, 2024 (except for Note 2, as to which the date is April 29, 2025), with respect to the consolidated financial statements of Berry Global Group, Inc. included in Amcor plc’s Current Report on Form 8-K dated April 29, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

July 15, 2025